SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 4, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2007 and December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP, and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s consolidated interim financial statements for the three-month period ended March 31, 2007 was subject to a limited review performed by Sibille, and for the three-month periods ended March 31, 2006, 2005, 2004 and 2003 have been subjected to limited reviews performed by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the three-month  periods ended March 31, 2007 and 2006 would not be significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

1

2. Results of Operations

The following table presents a summary of the results of operations for the three-month periods ended March 31, 2007 and 2006:

	2007	2006	Variation
	(in millions of Pesos)
Net revenues	339.5	339.7	(0.2)
Gas transportation	125.5	121.9	3.6
NGL production and commercialization	182.5	199.5	(17.0)
Other services	31.5	18.3	13.2
Costs of sales	(153.8)	(140.8)	(13.0)
Operating costs	(105.9)	(94.2)	(11.7)
Depreciation and amortization	(47.9)	(46.6)	(1.3)
Gross profit	185.7	198.9	(13.2)
Administrative and selling expenses	(34.6)	(31.2)	(3.4)
Operating income	151.1	167.7	(16.6)
Other income / (expense), net	15.4	(0.4)	15.8
Equity in (losses) / earnings of affiliates	0.6	(0.6)	1.2
Net financial expense	(53.1)	(73.3)	20.2
Income tax expense	(47.6)	(3.0)	(44.6)
Net income	66.4	90.4	(24.0)

Overview

For the three-month period ended March 31, 2007, the Company has reported a net income of Ps. 66.4 million, in comparison to the Ps. 90.4 million net income recorded in the same period of 2006. This decrease is due to a higher negative income tax charge for Ps. 44.6 million. This effect was partially compensated by Ps. 20.2 million decrease in the net financial expense.

Net revenues

Gas transportation

Gas transportation service is the main business activity of the Company, taking into account the invested capital and the resources affected to its operation, not being as important in the relative participation in the total net income of the Company because of the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1 since the enactment of the Economic Emergency Law. This business segment represented approximately 37% and 36% of total net revenues earned during the three-month periods ended March 31, 2007 and 2006, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for three-month period ended March 31, 2007 increased by Ps. 3.6 million as compared to the same period of 2006. This increase was principally a consequence of a Ps. 2.2 million impact generated by additional firm transportation services.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 7.b. to the consolidated financial statements). Revenues related to this service amounts to Ps. 7.6 million and Ps. 8.1 million for the three-month periods ended March 31, 2007 and 2006, respectively.

2

NGL production and commercialization

As opposed to the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 54% and 59% of TGS’s total net revenues during the three-month periods ended March 31, 2007 and 2006, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline for both the Company’s own account and on behalf of its clients. TGS sells its production of propane and butane in the local market to NGL marketers. These products and natural gasoline are exported to Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices. Moreover the Company, under certain agreements, processes the natural gas for both the Company’s own account and on behalf of its clients, delivering the extracted liquids to its clients.

NGL production and commercialization revenues decreased by Ps. 17.0 million in the three-month period ended March 31, 2007, as compared to the same period in 2006, mainly due to a 7% decrease in the export volumes sold.

Other services

The other services segment is not subject to regulations by ENARGAS.

The Company renders services called “midstream”, that mainly consist in gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants.

Other services revenues include telecommunication services rendered by Telcosur S.A., a company controlled by TGS. Revenues from other services segment increased by Ps. 13.2 million in the three-month period ended March 31, 2007 as compared to the same period of 2006, mainly due to the accrued fees for Ps. 11.2 million, corresponding to the management agreement of the expansion of TGS pipeline system (for further information see Note 7.c. to the consolidated interim financial statements).

Cost of sales and administrative and selling expenses

Cost of sales and administrative and selling expenses for the three-month period ended March 31, 2007 increased by approximately Ps. 16.4 million as compared to the same period of 2006. This variation derives mainly from: (i) Ps. 6.5 million of higher NGL production costs due to an increase in the prices of the natural gas; (ii) Ps 4.5 million from higher labor costs and (iii) Ps. 3.4 million due to higher turnover tax expenses.

3

Net financial expense

Net financial expense for the three-month period ended March 31, 2007 reported a Ps. 20.2 million decrease as compared to the same period of 2006.  The breakdown of net financial expense is as follows:

	2007	2006
	(in millions of Pesos)
Generated by assets
Interest income	11.4	4.8
Foreign exchange gain / (loss)	5.5	11.6
Other financial results, net	-	1.9
Subtotal	16.9	18.3

Generated by liabilities
Interest expense	(42.3)	(45.9)
Foreign exchange (loss) / gain	(23.0)	(42.2)
Other expenses and financial charges	(4.7)	(3.5)
Subtotal	(70.0)	(91.6)
Total	(53.1)	(73.3)

This variation is mostly attributable to: (i) the lower local currency devaluation in the first quarter of 2007, (ii) lower net liability position denominated in US dollar compared to the same period of 2006, and (iii) the interest expense decrease derived from the reduction of indebtedness.

Other income / (expense), net

Other income / (expense), net experienced a positive variation of Ps. 15.8 million in the three-month period ended March 31, 2007, compared to the same period of 2006. This variation is basically due to the partial allowance reversal of Ps. 15.6 million in connection with turnover tax claim made by the Province of Buenos Aires as the Tax Court of this province confirmed that ethane sales were within the scope of the turnover tax exemption (for further information, see Note 9.a. to the consolidated interim financial statements).

Income tax

For the first quarter of 2007, the Company reported a Ps. 47.6 million income tax expense, which experienced a Ps. 44.6 million increase in comparison to the same quarter of 2006. This variation is basically due to the partial reversal of the tax loss carryforward allowance for Ps. 37.9 million registered in the same quarter in 2006 and a higher provision of Ps. 6.7 million recorded in 2007.

3. Liquidity

The Company’s primary sources and uses of cash during the three-month periods ended March 31, 2007 and 2006, are shown in the table below:

	2007	2006	Variation
	(in millions of Pesos)
Cash flows provided by / (used in) operating activities	136.7	194.8	(58.1)
Cash flows used in investing activities	(82.8)	(40.6)	(42.2)
Cash flows provided by financing activities	52.0	0.6	51.4
Net increase / (decrease) in cash and cash equivalents	105.9	154.8	(48.9)

Cash flow from operating activities for the three-month period ended March 31, 2007 amounted to Ps. 136.7 million. These funds were applied mostly to increase TGS’s cash position. In addition, Ps. 23.0 million were used to amortize TGS’s debt principal.

4. Consolidated Balance Sheet Summary

Summary of the consolidated balance sheet information as of March 31, 2007, 2006, 2005, 2004 and 2003:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2007	2006	2005	2004	2003
Current assets	845,505	885,935	599,650	920,222	474,619
Non-current assets	4,382,285	4,458,447	4,519,734	4,625,176	4,797,219
Total	5,227,790	5,344,382	5,119,384	5,545,398	5,271,838

Current liabilities	350,404	395,816	298,704	3,376,053	3,282,684
Non-current liabilities	2,028,905	2,434,042	2,520,885	10,256	2,041
Subtotal	2,379,309	2,829,858	2,819,589	3,386,309	3,284,725
Shareholders’ equity	2,848,480	2,514,524	2,299,795	2,159,089	1,987,113
Minority Interest	1	-	-	-	-
Total	5,227,790	5,344,382	5,119,384	5,545,398	5,271,838

5. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the three-month periods ended March 31, 2007, 2006, 2005, 2004 and 2003:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2007	2006	2005	2004	2003
Operating income	151,156	167,706	99,846	116,851	94,249
Other income / (expense), net	15,334	(411)	4,949	187	(2,637)
Equity in (losses) / earnings of affiliates	601	(615)	225	(876)	1,584
Net financial expense	(53,144)	(73,260)	(3,376)	(11,400)	26,998
Net income	113,947	93,420	101,644	104,762	120,194
Income tax (expense) / benefit	(47,596)	(3,003)	(8,449)	(4,345)	94,421
Net income	66,351	90,417	93,195	100,417	214,615

4

6. Statistical Data (Physical Units)

	Three-month period ended March 31,
	2007	2006	2005	2004	2003
Gas Transportation
Average firm contracted capacity (thousands of m³/d)	71,548	71,400	65,031	61,792	61,337
Average daily deliveries (thousands of m³/d)	56,983	55,885	58,633	55,109	45,733

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	92,713	89,498	75,437	96,498	86,658
Propane and butane (mt)	136,532	136,940	104,255	144,860	109,839
Natural Gasoline (mt)	29,220	29,495	21,411	29,347	20,394
* Local market sales (a)
Ethane (mt)	92,713	89,498	75,437	96,498	86,658
Propane and butane (mt)	57,104	55,810	46,106	49,912	57,366
Natural Gasoline (mt)	1,837	1,224	1,208	2,703	2,265
* Exports (a)
Propane and butane (mt)	74,388	91,059	55,060	90,416	52,433
Natural Gasoline (mt)	24,731	31,713	20,622	29,986	14,373

                        (a) Includes natural gas processed on behalf of third parties.

7. Comparative ratios

	As of March 31,
	2007	2006	2005	2004	2003
Liquidity (Current assets to current liabilities)	2.39	2.24	2.01	0.27	0.14
Shareholder’s equity to total liabilities	1.20	0.89	0.82	0.64	0.60
Non current assets to total assets	0.84	0.83	0.88	0.83	0.91

8. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2007	2006	2005	2004	2003
January	4.08	3.25	3.37	3.16	1.06
February	4.00	3.20	3.55	3.06	1.29
March	3.88	3.19	3.40	3.08	1.22
April		3.11	3.04	2.54	1.66
May		3.04	3.60	2.38	1.63
June		3.01	3.26	2.37	1.77
July		3.18	3.65	2.53	1.76
August		3.06	3.64	2.58	1.67
September		3.40	3.79	2.86	1.87
October		3.56	3.80	3.06	1.88
November		3.64	3.50	3.03	2.18
December		4.19	3.36	3.05	2.65

5

9. Outlook

TGS’s key goal in 2007 consists of the creation of the appropriate conditions for the re-composition of the Company’s economic value for its shareholders through the outlining of a predictable and stable regulatory framework, including an overall tariff review which will restore the profitability of our regulated business. In the regulated business field, we know that the lack of gas supply and the change in the way transportation system expansions are conducted call for the definition of a new role for TGS: we should become the leading managers of future expansions.

In the non- regulated segment, our strategy for the business of production and commercialization of NGL will be oriented basically to ensure gas supplies, through long-term agreements with gas producers, and to the enhancement of production in order to protect margins in the long-term. As regards midstream businesses, our strategy is directed to maintaining and consolidating construction as well as operation and maintenance businesses, seizing new opportunities to achieve synergies with the gas transportation and NGL production and commercialization segments.

Besides, we will keep up to our high operative standards, maintaining the reliability and availability ratios, guaranteeing the overall operational efficiency of TGS and enhancing our infrastructure for the development of new businesses and the supply of demand.

Buenos Aires, April 25, 2007.

                                                                                   Mariano González

                                                                                  Interim Board of Directors’ Chairman

6

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2007						2006
	Shareholders´ contributions			Retained Earnings			
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Retained earnings	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	165,321	677,301	2,782,129	2,424,107
Net income for the period	-	-	-	-	66,351	66,351	90,417
Balances at the end of the period	794,495	1,145,012	1,939,507	165,321	743,652	2,848,480	2,514,524

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Mariano González
Interim Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

  1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) and a subsidiary of Petrobras Energía (jointly “Group Petrobras Energía”), 40% by an Argentine affiliate of ABN AMRO BANK N.V. Trust, (“the Trust”), and the remainder 10% by a subsidiary of Enron Corp. (“Enron”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred their TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005 among CIESA, its current shareholders and its creditors. This agreement consists of two stages: the first one that is the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million that has been completed, and the second one that will be achieved once the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia are obtained, the cancellation of the remaining debt (whose principal amounts to US$ 201 million) through CIESA’s transfer to its creditors of TGS class “B” common shares that accounts for approximately 4.3% of TGS’s common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors will hold 50% of the common stock. Finally, the Trust will transfer its CIESA’s shareholding to Petrobras Energía, in order to hold the remaining 50%.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the CNV and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated interim financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of March 31, 2007 and 2006 and December 31, 2006 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the three-month periods ended March 31, 2007 and 2006 and for the year ended December 31, 2006.

a)

Use of estimates

The preparation of the consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

Consolidated interim financial statements for the three-month periods ended March 31, 2007 and 2006 are unaudited. The unaudited interim consolidated financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for the three-month periods ended March 31, 2007 and 2006 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)

Presentation of consolidated interim financial statements in constant Argentine pesos

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the three-month  periods ended March 31, 2007 and 2006 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

c)

Harmonization of accounting standards

In August 2005, CPCECABA approved the Resolution CD No. 93/05, which incorporates changes in the professional accounting standards, as a consequence of an agreement with the Argentine Federation in order to harmonize accounting standards in Argentina. The above mentioned resolution came into effect as from January 1, 2006, however the application of certain standards is mandatory as from January 1, 2008. Nevertheless, in December 2005, the CNV issued Resolutions No. 485 and No. 487, which adopt the resolution issued by the CPCECABA with certain modifications, and its application was required for the fiscal years started as from January 1, 2006.

The new accounting standards establish, among other issues: (i) as fair value for Property, Plant and Equipment, the discounted cash flow at a rate that provides for time value of cash and specific risk of the assets; (ii) the valuation at nominal value of deferred tax assets and liabilities and (iii) account or disclose in notes to the financial statements the deferred tax arising from the inflation adjustment in the net book value of Property, Plant and Equipment. In this regard, TGS chose to disclose the deferred tax liability in notes to the financial statements (Note 2.l).

d)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each period/year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period/year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

g)

Current investments

Bank accounts, private bonds and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds in foreign currency have been valued at market value at year-end.

h)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method (net of the valuation allowance for non-recoverable deferred tax assets) and the asset tax credit have been calculated at their nominal value.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% are  Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”) and have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying the same accounting policies as those used by the Company to prepare its consolidated interim financial statements. As of March 31, 2007 and December 31, 2006, the investment in Link has been adjusted by Ps 4,326 and Ps. 4,368, respectively, due to the elimination of intercompany profits.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

As of December 31, 2006, EGS recorded losses that exceeded the book value of the investment booked by the Company. Since the Company is committed to provide additional financial support to EGS, the Company has recorded the losses in excess of the carrying amount of the investment as other liabilities.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU as from December 31, 2006 as of March 31, 2007.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, provided they are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the income statement.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The Company capitalizes interest and other financial charges on long term construction projects. Interest capitalized was Ps. 2,905 and Ps. 767 for the three-month periods ended March 31, 2007 and 2006, respectively.

Based on the projections made as discussed in Note 2.a) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value.

k)

Intangible assets

The intangible assets balance includes costs generated by the acquisition of turbine maintenance and repair licences and the expenses related to the creation of the Global Program 2007 (Note 6 – “Refinancing process of the outstanding financial debt”). Intangible assets have been valued at their historical cost, less accumulated amortization. Both items shall depreciate in a 5-year period.

l)

Income tax

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The reconciliation between the current tax an the income tax expense charged to the statement of income in the three-month periods ended March 31, 2007 and 2006 is as follows:

	2007	2006
Current Tax	(253)	(358)
Temporary differences variation	(6,464)	(2,524)
Tax loss carryforwards utilization	(40,879)	(38,070)
Deferred tax assets allowance	-	37,949
Income tax expense	(47,596)	(3,003)

The components of the net deferred tax asset and liabilities as of March 31, 2007 and December 31, 2006 are the following:

Non current deferred tax assets and liabilities	03/31/2007	12/31/2006
Present value advanced payments from clients	1,273	451
Allowance for doubtful accounts	98	98
Deferred revenues	(548)	(744)
Present value other receivables	4,449	5,769
Property, plant and equipment, net	(81,664)	(81,612)
Other provisions	1,099	835
Provision for contingencies	12,131	17,547
Foreign exchange gain generated by current investments	266	651
Accrued interest from loans	17,425	18,221
Labor provisions	1,755	1,532
Tax loss carryforwards	69,871	110,750
Net deferred tax asset (Note 4.d)	26,155	73,498

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the three-month periods ended March 31, 2007 and 2006 as follows:

	2007	2006
Pre-tax income	113,947	93,420
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(39,881)	(32,698)
Permanent differences at statutory income tax rate
- Inflation adjustment	(8,239)	(8,189)
- Variation in deferred tax assets allowance	-	37,949
- Non-taxable income or non-deductible expenses	135	(158)
- Others	389	93
Total net income tax expense	(47,596)	(3,003)

The accumulated tax loss carryforward on a consolidated basis that is available to offset future taxable income is the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	316,428	2007
Utilization in 2007	(116,797)
Accumulated tax loss carryforward	199,631

(1)

Remainder after the filing of the tax return form for fiscal year 2005 and the provision for  fiscal year 2006.

In assessing the recoverability of deferred tax assets, including tax loss carryfowards, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations.

As mentioned in Note 2.c), TGS has decided to disclose in the notes to the consolidated interim financial statements the deferred tax liability generated by the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment. This deferred tax liability does not constitute an account payable, but it is a liability to be reversed in the period this book value is depreciated. In compliance with Resolution No. 487 of the CNV, TGS informs that, in the case that liability had been recognized, the deferred tax liability as of March 31, 2007, would have increased in Ps. 716,073 (generating a net liability position of Ps. 689,956) and a positive effect of Ps. 8,148 and Ps. 8,172 on the Company’s net income for the three month-periods ended March 31, 2007 and 2006, respectively. Additionally, in 2007 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
From 04-01-07 to 12-31-07	23,749
Year 2008	31,294
Year 2009	30,960
Year 2010	30,666
Year 2011	30,612
Year 2012 onwards	568,792
Total	716,073

m)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value according to what it is mentioned in Note 2.h).

The breakdown of the asset tax credit as of March 31, 2007 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	25,225	2016
2007	6,307	2017
Balance at the end of the period	114,682

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets valued at their acquisition cost have been restated to reflect the effects of the inflation as described in Note 2.b).

-Gain (loss) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under.

Other income (expenses), net for the three-month periods ended March 31, 2007 and 2006, include the following items:

	2007	2006
Reversal of / (increase in) allowances and provisions	15,405	(2,502)
Others	(71)	2,091
Total other income (expenses), net	15,334	(411)

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the three-month periods ended March 31, 2007 and 2006 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other income (expenses), net, gain (loss) on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

As of and for the three-month period ended March 31, 2007	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	125,488	182,517	31,524	-	339,529
Operating income / (loss)	55,909	88,709	17,908	(11,370)	151,156
Depreciation of property, plant and equipment	36,628	7,812	3,402	430	48,272
Additions to property, plant and equipment (includes work in progress)	37,769	8,571	2,421	3,396	52,157
Identifiable assets	3,834,336	453,036	192,407	748,011	5,227,790
Identifiable liabilities	219,861	52,514	5,323	2,101,611	2,379,309

For the three-month period ended March 31, 2006	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	121,897	199,516	18,301	-	339,714
Operating income / (loss)	59,328	112,794	4,957	(9,373)	167,706
Depreciation of property, plant and equipment	35,699	7,376	3,439	741	47,255
Additions to property, plant and equipment (includes work in progress)	21,513	4,008	9,733	406	35,660
As of December 31, 2006
Identifiable assets	3,836,424	449,891	166,475	686,452	5,139,242
Identifiable liabilities	121,982	61,709	9,734	2,163,686	2,357,111

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The Company renders services of gas transportation principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). Significant customers in terms of net revenues from gas transportation for the three-month periods ended March 31, 2007 and 2006 are as follows:

	2007	2006
MetroGAS S.A.	43,970	43,905
Camuzzi Gas Pampeana S.A.	22,444	21,997
Gas Natural BAN S.A.	17,393	17,388
Petrobras Energía	7,241	6,256
Camuzzi Gas del Sur S.A.	5,359	5,329
Profertil	2,849	2,952
Repsol-YPF	6,550	8,934

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFCO”), a subsidiary of Petrobras Petróleo Brasileiro S.A. and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the three-month periods ended March 31, 2007 and 2006 are as follows:

	2007	2006
PIFCO	137,601	172,231
Polisur	59,669	56,097

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

		03/31/2007	12/31/2006
a)	Current accounts receivable
	Gas transportation
	MetroGAS S.A.	4,710	16,649
	Camuzzi Gas Pampeana S.A.	8,508	8,473
	Gas Natural BAN S.A.	7,391	7,358
	Camuzzi Gas del Sur S.A.	2,016	2,189
	Profertil	1,180	1,158
	Repsol-YPF	4,743	6,997
	Total Austral S.A.	27,155	2,969
	Related companies	3,548	3,469
	Others	8,642	9,659
	Subtotal	67,893	58,921

	NGL production and commercialization
	Polisur	21,174	25,089
	Pan American Energy LLC (Argentine Branch)	4,879	7,979
	Total Austral S.A.	4,679	5,790
	Related companies	56,671	50,681
	Others	11,223	6,456
	Subtotal	98,626	95,995

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		03/31/2007	12/31/2006
	Other services
	Pan American Energy LLC (Argentine Branch)	2,608	2,085
	Profertil	3,290	3,340
	Sipetrol Argentina S.A.	-	538
	Fideicomiso de Gas	13,537	-
	Related companies (Note 10)	8,644	9,246
	Others	19,409	9,109
	Subtotal	47,488	24,318

	Allowance for doubtful accounts (Exhibit E)	(920)	(920)
	Total	213,087	178,314

b)	Other current receivables
	Tax credits	22,514	23,592
	Prepaid insurance expense	1,915	4,589
	Advanced payments to suppliers	11,043	9,737
	Others	6,499	7,717
	Total	41,971	45,635

c)	Non-current accounts receivable
	Other services
	Profertil	13,702	14,710
	Total	13,702	14,710

d)	Other non-current receivables
	Deferred income tax (Note 2.l)	26,155	73,498
	Asset tax credit (Note 2.m)	114,682	111,641
	Easement expense to be recovered	4,233	4,233
	Others	4,120	4,338
	Total	149,190	193,710

e)	Current accounts payable
	Suppliers	92,815	152,285
	Advances from clients	44,329	27,054
	Related companies (Note 10)	6,984	2,451
	Total	144,128	181,790

f)	Taxes payable
	Asset tax, net	10,449	13,733
	Turnover tax	3,977	884
	Value added tax (“VAT”)	5,905	1,917
	Tax on exports	7,357	803
	Others	2,349	3,468
	Total	30,037	20,805

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		03/31/2007	12/31/2006
g)	Other liabilities
	Provisions for contingencies (Exhibit E)	34,658	50,133
	Provisions for GdE lawsuit (1)	10,933	11,517
	Negative equity value	75	120
	Other provisions	767	556
	Total	46,433	62,326

h)	Non-current accounts payable
	Advanced payments from customers	126,532	59,839
	Total	126,532	59,839

(1) Net of the cost of Cordillerano Pipeline expansion which belongs to the Argentine Government. This cost amounted to Ps. 33,376 and Ps. 32,418 as of March 31, 2007 and December 31, 2006, respectively, and was compensated of the final amount of the sentence, according to Decree No. 959/04 (Note 9.d.).

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

 Cash and cash equivalents at the end of each period are as follows:

	As of March 31,
	2007	2006
Cash and banks	13,984	4,453
Current investments	570,180	663,300
Total cash and cash equivalents	584,164	667,753

Non-cash transactions are as follows:

	As of March 31,
	2007	2006
Acquisition of Property, plant and equipment through an increase in Accounts Payable	4,137	2,042
Financial charges capitalization	(1,325)	(343)

Cash flows resulting from operations include net financial expense generated by cash and cash equivalents as of March 31, 2007 and 2006 for Ps. 6,235 and Ps. 12,837, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

6.   LOANS

Short-term and long-term debt as of March 31, 2007 and December 31, 2006 comprises the following:

	03/31/2007	12/31/2006
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	63,773	54,381
Privately placed notes	4,005	3,414
Inter-American Development Bank (“IDB”) loans	35,414	30,197

1999 EMTN Program: Series 2 notes (1)	93	92

Interests payable	12,056	8,003
Leases (rates between 7.65% and 9.00%)	3,013	2,976
Total current loans	118,354	99,063

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	313,125	331,490
Privately placed notes	19,657	20,810
IDB loans	174,006	184,211
Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	791,421	781,720
Privately placed notes	122,649	121,145
IDB loans	431,728	426,436
Interests payable	49,787	52,060
Leases (rates between 7.65% and 9.00%), due through 2008	-	652
Total non-current loans	1,902,373	1,918,524
Total loans	2,020,727	2,017,587

(1) Corresponds to notes that were not tendered in the debt exchange.

Debt corresponding to Tranches A, B-A and B-B was issued in December 2004 to restructure the terms and conditions of the previous outstanding loans, which payments of principal and interest were suspended in May 2003.

The principal terms of the Company’s outstanding debt obligations are as follows:

Description	Tranche A	Tranches B-A and B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount.	US$ 409,044,874 and US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interest	Ranging from an annual rate of 5.3% for the first year to 7.5% in the last year, payable on a quarterly basis.

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis,

The Tranche B-A debt obligations may also accrue additional interest from December 15, 2006 onwards at an incremental annual interest rate ranging from 0.75% to 2%, subject to the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

The outstanding debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization”, the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA of the last four quarters -each as defined in the new debt obligations-) for the applicable fiscal period, the liquidity level and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010. Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s new debt obligations following the applicable reference period. The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders. The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.

The schedule of future principal amortizations is as follows:

	In millions of Pesos
	2007	2008	2009	2010	2011	2012	2013
Tranche A	66	144	192	208	-	-	-
Tranches B-A and B-B	-	-	-	-	552	592	200

The notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") and the Mercado Abierto Electrónico (“MAE”).

Covenants:

The Company is subject to several restrictive covenants under its new debt obligations which include, among others, the following:

i)

The Company may not incur new debt, except for the following, among others:

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b.

Debt for the refinancing of the restructured debt.

c.

As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This cap decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d.

Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e.

Debt related to hedging or foreign currency agreements, provided that such agreements are not entered into for speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the normal course of business.

ii)

The Company may not make capital expenditures, other than the following capital expenditures, among others:

a.

Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from customers and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

b.

Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any fiscal year the total amount of capital expenditures is lower than the specified maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each fiscal year.

d.

Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the new debt obligations) is lower than 3.00.

iii)

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases up to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA to the consolidated interest expense.

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, as long as the new debt obligations remain outstanding.

iv)

Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction, or the total amount of the sales made during the fiscal year does not exceed US$ 3 million.

 Refinancing process of the outstanding financial debt:

With the aim of improving the indebtedness profile of the Company and to soften the restrictions mentioned above, TGS started a process of refinancing its financial debt by means of: (i) an offer to purchase for cash the outstanding notes amounting to US$424,075,373 during a term that expires on May 7, 2007 (and could be modified at the Company’s will; and (ii) the redemption of those notes not tendered on June 15, 2007 as well as the repayment of the outstanding loans to the IDB. These operations will be subject to certain conditions, among others, to the issuance of the new notes in a maximum amount of US$ 500,000,000 in the terms the Company considers to be favorable. These new notes will be issued within the 2007 Global Program in a maximum aggregate amount of US$ 650,000,000. The creation of this Global Program was approved by the Extraordinary Shareholders' meeting held on December 21, 2006 and it was authorized by the CNV on January 18, 2007.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2007, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN submitted the “Preliminary Renegotiation Guidelines” to TGS including a draft agenda with main issues to be discussed during the renegotiation process such as costs, investment programs and financing, rates of return and tariffs, etc, and a renegotiation schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005, an overall tariff review to become effective as from 2007 and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During the Public Hearing held on April 27, 2005, with the aim of discussing the above mentioned proposal, UNIREN reaffirmed its 10% tariff increase proposal and suggested to advance the process of the overall tariff revision, so that the resulting tariff adjustments would come into effect during 2006. UNIREN also outlined a first stage that included the postponement of the potential claims from the Company and its shareholders, prior to a renegotiation of the License, and the subsequent abandonment of any such claims from TGS or its shareholders, and the agreement to hold harmless the Argentine Government. Regarding the original proposal, TGS put forward the need to improve certain items of UNIREN’s original proposal and expressed its willingness to continue the negotiation.

In June and November 2005, TGS received two proposals from UNIREN which were in line with the previous one. Said proposals also established, as an additional condition, the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation.

During 2006, the UNIREN made two new proposals to TGS with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process as of the date of the issuance of these interim consolidated financial statements.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This organism determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of this company.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the MEG started its operations in August 2005, it has not started yet with respect to the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund (“the gas trust fund”) aimed  at  financing the expansion of the national gas transportation system.

Within this framework, the first expansion of the San Martín Pipeline ended in August 2005, which increased the transportation capacity by 2.9 millions of cubic meters per day (“MMm3/d”) (102 millions of cubic feet per day “MMcf/d”). This project involved the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The gas trust fund financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including Value Added Tax for U$S 7 million).

The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs and collects an additional specific charge, which is finally paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs.  The works financed by these means belong to the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets. The cost of TGS's investment is being recovered through collection of the remaining 80% of  current tariff rate.

In April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 25 MMm3/d (777 MMcf/d), of which approximately 9.4 MMm3/d correspond to TGS system. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS. According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered in 2007 and 2008 for the 7.0 MMm3/d expansion (for the three-month period ended March 31, 2007, the Company recorded a provision of Ps. 13.5 million), and the expansion works management fee for the remaining 2.4 MMm3/d has not yet been determined. The property of the works will be entitled to a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

d)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of March 31, 2007 and 2006, and as of December 31, 2006, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer

Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the American Depositary Shares (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax revenues, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the new debt agreements signed on December 15, 2004 (for further information, see Note 6- Covenants).

The Ordinary Shareholders’ Meeting held on April 12, 2007 approved the following retained earnings distribution as of December 31, 2006: (i) Ps. 17,901 to legal reserve and (i) Ps. 659,400 to retained earnings.

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales were exempted from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales as from 2002. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS will appeal the unfavorable portion of this ruling in the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated interim financial statements, the Tax Bureau of the Province of Buenos Aires has not appealed this ruling.

Moreover, in November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the discharge was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.

As of March 31, 2007, TGS maintains a provision of Ps. 13.0 million, having partially reversed in this period the provision related to ethane sales, pursuant to the sentence pronounced in February 2007 mentioned before.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million did not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV´s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law N° 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution N°470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of March 31, 2007, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. Said assessment corresponds to the fiscal period ranging from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process with the Tax Court of the province of Santa Cruz, after exhausting all other procedural steps with the Tax Bureau of this province.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro, by means of which said body claimed the payment of Ps. 0.2 million on the same grounds as those of the Province of Santa Cruz, for the period ranging from January 1999 to May 2005. In December 2005, TGS filed an appeal, which was rejected by the Tax Bureau of the province of Río Negro later in October 2006. By the end of 2006, TGS appealed the Tax Bureau’s decision by filing an administrative appeal.

As of March 31, 2007, the Company maintains a provision of Ps. 16.3 million under the line item "Other Liabilities", determined according with the estimations of tax and interests to be paid as of such date, in case this type of contingency turns out unfavourable to the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of March 31, 2007, the remaining balance of the sentence amounted to Ps. 44.3 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine Government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets. Therefore, the cost of the works was recorded under "Other Liabilities", offsetting the provision mentioned above. As of March 31, 2007, the net provision amounted to Ps. 10.9 million.

e)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFCO (a subsidiary of Petrobras), at international prices minus a fixed discount per tone, according to common market practices for this type of transactions.

Petrobras Energía is TGS´s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

As of March 31, 2007 and 2006, the outstanding balances corresponding to the Board of Directors´ compensations amounted to Ps. 97 and Ps. 33, respectively. The accrued amounts for such compensation in the same periods were Ps. 161 and Ps. 136, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of March 31, 2007 and December 31, 2006 is as follows:

	03/31/2007		12/31/2006
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	-	-	37	-
Petrobras Energía	8,741	6,984	9,590	2,451
Affiliates with significant influence:
Link	98	-	193	-
TGU	127	-	147	-
EGS	-	-	20	-
Other related companies:
PIFCO	56,604	-	50,518	-
Área Santa Cruz II U.T.E.	311	-	311	-
Refinor S.A.	2,489	-	1,327	-
WEB S.A.	308	-	218	-
Total	68,678	6,984	62,361	2,451

The detail of significant transactions with related parties for the three-month periods ended March 31, 2007 and 2006 is as follows:

Three-month period ended March 31, 2007

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Other expenses	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	13
Petrobras Energía	7,241	7,225	4,372	4,797	291	12,167	-
Affiliates with significant influence:
Link	-	-	245	-	-	-	-
TGU	-	-	77	-	-	-	-
Other related companies:
PIFC	-	137,601	-	-	-	-	-
Refinor S.A.	-	-	594	-	-	-	-
WEB S.A.	505	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	770	-	-	-	-
Total	7,746	144,826	6,058	4,797	291	12,167	13

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Three-month period ended March 31, 2006

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	21
CIESA	-	-	-	-	-	31
Petrobras Energía	6,256	6,686	4,198	2,807	12,479	-
Affiliates with significant influence:
Link	-	-	233	-	-	-
TGU	-	-	99	-	-	-
Other related companies:
PIFC	-	172,231	-	-	-	-
Refinor S.A.	-	-	585	-	-	-
Quintana y Otros U.T.E.	781	-	-	-	-	-
WEB S.A.	753	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	566	-	-	-
Total	7,790	178,917	5,681	2,807	12,479	52

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche. TGS holds 49% of its common stock.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Transportadora de Gás e Serviços do Brasil S.A.:

In January 2007, TGS and TGU entrusted their legal attorneys in Brazil the incorporation of a Brazilian company with the aim to set up new businesses in this country. At the date of the issuance of these financial statements, its shareholders have made no capital contributions to this subsidiary. The corporate name is Transportadora de Gás e Serviços do Brasil S.A.

Mariano González

Interim Board of Directors’ Chairman

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

NON-CURRENT INVESTMENTS

	03/31/2007											12/31/2006	
	Description of securities					Issuer information							
							Last financial statements issued						
Name and issuer	Face value	Amount	Cost	Book value		Main business	Date	Common stock	Net income / (loss) for the year	Shareholder's equity	% of Common Stock	Book value	
Gas Link S.A.	$1	502,962	503	1,072	(1)	Pipeline´s construction and operation services	12/31/06	1,026	1,688	11,016	49.00	547	(1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	124		Pipeline maintenance	12/31/06	28	17	254	49.00	94	
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	(75)	(2)	Pipeline´s construction and operation services	12/31/06	237	(22)	(151)	49.00	(120)	(2)
				1,121								521	

(1) Includes the elimination of intercompany profits. See Note 2.i).
(2) Included in Other Liabilities.

Mariano González
Interim Board of Directors' Chairman

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

CURRENT INVESTMENTS

	03/31/2007	12/31/2006
Government bonds in foreign currency	122,085	120,589
Mutual funds in local currency	58,390	46,572
Mutual funds in foreign currency	264,970	183,853
Bank account in foreign currency	348	348
Bank account in local currency	-	11
Fixed-term deposit in foreign currency	124,387	120,300
Total current investments	570,180	471,673

Mariano González
Interim Board of Directors' Chairman

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

FOREIGN CURRENCY ASSETS AND LIABILITIES

	03/31/2007					12/31/2006		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and deposits in banks	US$	203	3.060	(1)	621	US$	283	855
Investments, net	US$	167,252	3.060	(1)	511,790	US$	140,665	425,090
Trade receivables, net	US$	39,670	3.060	(1)	121,390	US$	31,068	93,887
Other receivables	US$	3,463	3.060	(1)	10,597	US$	2,957	8,936
					644,398			528,768
NON-CURRENT ASSETS								
Trade receivables	US$	4,478	3.060	(1)	13,702	US$	4,868	14,710
Property, plant and equipment, net	US$	3,597	3.060	(1)	11,007	US$	2,258	6,824
	XEU	574	4.092	(1)	2,349	XEU	678	2,703
					27,058			24,237
					671,456			553,005
CURRENT LIABILITIES								
Accounts payable	US$	7,863	3.100	(2)	24,376	US$	11,971	36,656
Loans	US$	38,179	3.100	(2)	118,354	US$	32,352	99,063
Other liabilities	US$	141	3.100	(2)	437	US$	141	432
					143,167			136,151
NON-CURRENT LIABILITIES								
Accounts payable	US$	3,671	3.100	(2)	11,381	US$	4,033	12,350
Loans	US$	613,669	3.100	(2)	1,902,373	US$	626,559	1,918,524
					1,913,754			1,930,874
					2,056,921			2,067,025

(1) Buying exchange rate as of March 31, 2007
(2) Selling exchange rate as of March 31, 2007

US$: United States of America dollars
XEU: Euros

Mariano González
Interim Board of Directors' Chairman

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 5th. Floor

Buenos Aires

Argentina

1.

We have reviewed the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (an Argentine Corporation) and its subsidiary as of March 31, 2007 and the related consolidated statements of income, changes in shareholder’s equity and cash flows for the three-month period then ended and other related notes and exhibits. The preparation of these financial statements is the responsibility of the Board of Directors of the Company.

2.

We conducted our review in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. A review of interim financial information consists principally in applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

3.

The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the National Securities Commission (“CNV”) regulations.  They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 7, mainly the suspension of the original tariff adjustment regime, the consequent pesification and the lack of readjustment of the tariffs, affected the Company’s economic and financial condition, generating uncertainty as to the future development of the regulated business. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and has prepared the projections to determine the recoverable value of its non-current assets based on forecasts of the outcome of such process. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will take place in the future and consequently whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

5.

Based on our review, we conclude that the financial statements referred to in paragraph 1 consider all the significant facts and circumstances which we are aware of and, with the exception of the matters described in paragraph 4, we have no observations thereon.

6.

The consolidated financial statements of TGS as of and for the year ended December 31, 2006, of which the consolidated balance sheet is presented for comparative purposes, were audited by other auditors whose report, based on auditing standards generally accepted in Argentina, dated February 5, 2007 included qualifications related to unresolved uncertainties relating to (i) the future development of the regulated business, and (ii) the recoverable value of the non-current assets related to the regulated business.

7.

In addition, other auditors issued a review report, based on auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements dated May 4, 2006 on TGS’s consolidated financial statements as of and for the three-month period ended March 31, 2006, of which the consolidated statements of income, of changes in shareholder’s equity and of cash flows are presented for comparative purposes.  Such review report included modifications related to unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business.

SIBILLE

Buenos Aires, Argentina

April 25, 2007

Jorge E. Dietl

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Footnotes

1() Not covered by the Auditor’s Report of Independent Accountants, except for items 4, 5 and 7.